United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale reports on Public Civil Actions

March 25th, 2019 - Vale S.A. (“Vale”) informs on the injunctions of the Court of Santa Bárbara, made on March 22nd, 2019, within the scope of the public civil actions n. 5000150-25.2019.8.13.0572, 5000153-77.2019.8.13.0572 and 5000149-40.2019.8.13.0572, filed by the Public Prosecution Office of the State of Minas Gerais (“MPMG”), which determined, among other measures, the stoppage of activities of the following containment structures: Paracatu Containment Dike; Lavra Azul Containment Dike; Dicão Leste Dam; Mosquito Dam; Cobras Containment Dike; Sul Dam; Sabiá Dam; B3; Estrada de São Gonçalo Dike; Principal Dam; Captação Dam; Pocilga Dam and Athayde Dam.

The referred decision will only impact the operations of the Brucutu mine, due to eventual discharges from its concentration plant into the Sul Dam.  Consequently, Brucutu will not resume its operation within the timeframe estimated in the Press Release “Vale reports on operation at Brucutu mine”, dated March 21st, 2019 with estimated annualized production impact of approximately 30 Mtpy.

Vale was made aware of the decisions but was not formally notified. The decisions were mainly based on a notification received by the MPMG containing preliminary information on the structures. Vale will continue to take all necessary measures to ensure the safety of its dams and will take the appropriate legal measures concerning the civil actions.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 25, 2019		Director of Investor Relations